UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RemoteMDx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75961Q 10 1

(CUSIP Number)

Dr. Winfried Kill

Parkstrasse 32a

51427 Bergisch-Gladbach

Germany

+491754380004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   75961Q 10 1

This Amendment No. 2 (the “Amendment”) amends and supplements the original Statement on Schedule 13D filed on August 14, 2008 and amended on September 2, 2008 by Dr. Winfried Kill relating to shares of the common stock, $0.0001 par value per share (the “Common Stock”), of RemoteMDx, Inc., a Utah corporation (the “Issuer”).  Dr. Kill is filing this Amendment to update certain information regarding the Purchase Agreement with Norddeutsche Landesbank Girozentrale.

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
No material change.

Item 3.	Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 is hereby amended and replaced by the following:

Dr. Kill entered into a Purchase Agreement, dated as of July 29, 2008 which became effective under German law on August 5, 2008 (as amended, the “Purchase Agreement”), with Norddeutsche Landesbank Girozentrale (“NORD/LB”) pursuant to which he has purchased 8,686,695 shares of the Issuer’s Common Stock for approximately $10,158,040 (EUR 7,000,000) using his personal funds and pursuant to which he has agreed to purchase an additional 22,337,305 shares of the Issuer’s Common Stock for EUR 18,000,070 on or before December 15, 2008 as further described in Item 6 of this Statement.  Dr. Kill may use personal funds or may enter into certain financing arrangements in order to make such additional purchases, but as of the date hereof, no such financing arrangements have been made.

Item 4.	Purpose of Transaction
No material change.

Item 5.	Interest in Securities of the Issuer

The following information is added to Item 5(c):

On October 15, 2008, Dr. Kill purchased 1,240,956 shares of the Issuer’s Common Stock at a price of EUR 0.80583 per share (approximately $1.09 per share) from NORD/LB pursuant to the Purchase Agreement as further described in Item 6 of this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first paragraph in Item 6 is hereby amended and replaced by the following:

Dr. Kill entered into the Purchase Agreement, dated as of July 29, 2008, with NORD/LB for the purchase of 31,024,000 shares of the Issuer’s Common Stock at a purchase price of EUR 0.80583 per share for a total purchase price of EUR 25,000,070 (the “Purchase Price”).  On August 29, 2008, Dr. Kill and NORD/LB entered into a Supplemental Agreement (the “Supplemental Agreement”) to the Purchase Agreement.  Pursuant to the Supplemental Agreement, the Purchase Price in a partial amount of EUR 6,000,000 for 7,445,739 shares of the Issuer’s Common Stock was paid on August 29, 2008, and the remaining amount of the Purchase Price in the amount of EUR 19,000,070 for 23,578,261 shares of the Issuer’s Common Stock was due and payable on or before October 15, 2008.  On October 15, 2008, Dr. Kill and NORD/LB entered into a Second Supplemental Agreement (the “Second Supplemental Agreement”) to the Purchase Agreement.  Pursuant to the Second Supplemental Agreement, the Purchase Price in a partial amount of EUR 1,000,000 for 1,240,956 shares of the Issuer’s Common Stock was paid on October 15, 2008, and the remaining amount of the Purchase Price in the amount of EUR 18,000,070 for 22,337,305 shares of the Issuer’s Common Stock is due and payable on or before December 15, 2008. The description of the Purchase Agreement, the Supplemental Agreement and the Second Supplemental Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement, the Supplemental Agreement and the Second Supplemental Agreement, translations of which are included as Exhibits 1, 3 and 4 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is amended by adding the following additional exhibits:

Exhibit 4.  Second Supplemental Agreement, dated as of October 15, 2008, to the Purchase Agreement by and between Norddeutsche Landesbank Girozentrale and Dr. Winfried Kill.

Exhibit 5. Power of Attorney.

CUSIP No.   75961Q 10 1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2008

Dr. Winfried Kill

/s/ Rosemarie Kill
Signed by Rosemarie Kill on behalf of Dr. Winfried Kill

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).